Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) dated May 11, 2011 and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

 All Outstanding Shares of Common Stock

 of

 Vital Images, Inc.

 at

 $18.75 Net Per Share

 by

 Magenta Corporation

 a wholly-owned subsidiary of

 Toshiba Medical Systems Corporation

a wholly-owned subsidiary of

Toshiba Corporation

Magenta Corporation (“Purchaser”), a Minnesota corporation and a wholly-owned subsidiary of Toshiba Medical Systems Corporation (“TMSC”), a company formed under the laws of Japan and a wholly-owned subsidiary of Toshiba Corporation (“Toshiba”), a company formed under the laws of Japan, is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Vital Images, Inc. (“Vital Images”), a Minnesota corporation, at a purchase price of $18.75 per Share, in cash, net to seller, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase dated May 11, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). Tendering shareholders whose Shares are registered in their names and who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering shareholders whose Shares are registered in the name of their broker, dealer, commercial bank, trust company or other nominee should consult such institutions to determine if any fees or commissions may apply. TMSC will pay all charges and expenses of Morgan Stanley & Co. Incorporated, which is acting as Dealer Manager for the Offer (the “Dealer Manager”), the Depositary and MacKenzie Partners, Inc., which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer. Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Vital Images. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JUNE 8, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things: (i) the number of Shares validly tendered and not properly withdrawn, together with any Shares owned by Purchaser, TMSC or any wholly-owned subsidiary of TMSC, being equal to at least a majority of the outstanding Shares, on a fully diluted basis, immediately prior to the expiration of the Offer (as may be extended) (the “Minimum Tender Condition”); and (ii) the expiration or termination of any waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder, and the receipt by Purchaser of approvals or clearances under other foreign merger notification or antitrust laws applicable to the Offer or the consummation of the Merger.

Other conditions of the Offer are described in the Offer to Purchase.  See Section 15 “Conditions of the Offer” of the Offer to Purchase. See also the “Introduction” to the Offer to Purchase and Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase. Consummation of the Offer is not conditioned on Purchaser, TMSC or Toshiba obtaining financing.

Purchaser also expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or other conditions to the Offer, provided that Vital Images’ consent is required for Purchaser to (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) decrease the number of Shares sought in the Offer, (d) impose conditions to the

Offer in addition to those described in the Offer to Purchase, (e) amend or modify any of the conditions to the Offer in a manner that adversely affects the holders of Shares, (f) change or waive the Minimum Tender Condition, or (g) extend or otherwise change the expiration date of the Offer other than as required or permitted by the Merger Agreement.

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Vital Images.  The Offer, as the first step in the acquisition of Vital Images, is intended to facilitate the acquisition of all of the Shares.  The purpose of the Merger is to acquire all Shares not purchased pursuant to the Offer or otherwise. No dissenters’ rights are available to holders of Shares in connection with the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 27, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”) by and among Vital Images, TMSC and Purchaser. The Merger Agreement provides, among other things, that after the completion of the Offer and subject to specified conditions, Purchaser will merge with and into Vital Images (the “Merger”), with Vital Images continuing as the surviving corporation and a wholly-owned subsidiary of TMSC (the “Surviving Corporation”). Under the Merger Agreement and pursuant to the plan of merger set forth therein (the “Plan of Merger”), at the effective time of the Merger (the “Merger Effective Time”), each Share then outstanding (other than any Shares in respect of which dissenters’ rights are validly exercised under the Minnesota Business Corporation Act (the “MBCA”) and any Shares held by Vital Images, TMSC or any of their subsidiaries (including Purchaser)) will be converted into the right to receive the Offer Price upon surrender of the certificate or certificates formerly representing such Shares or such Shares held in book-entry form . The Merger Agreement is more fully described in Section 13 “The Transaction Documents” of the Offer to Purchase.

The Board of Directors of Vital Images (the “Vital Images Board”) has unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option (as defined below), including the consideration that would be payable for any Top-Up Option Shares (as defined below), are fair to and in the best interests of Vital Images and its shareholders and (ii) approved and declared advisable the Merger Agreement (including the Plan of Merger) and transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, including the consideration that would be payable for any Top-Up Option Shares, in accordance with Minnesota law. The Vital Images Board recommends that the shareholders of Vital Images accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the Plan of Merger. Vital Images has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

As part of the Merger Agreement, Vital Images has granted Purchaser an option that is irrevocable during the term of the Merger Agreement (the “Top-Up Option”) to purchase from Vital Images up to a number of Shares (the “Top-Up Option Shares”), at a per Share purchase price equal to the Offer Price that, when added to the number of Shares owned by Purchaser, TMSC and its wholly-owned subsidiaries immediately prior to the exercise of such Top-Up Option, results in Purchaser, TMSC and its wholly-owned subsidiaries owning up to one share more than 90% of the outstanding Shares, on a fully diluted basis, but not less than one share more than 90% of theoutstanding Shares, on a non-fully diluted basis (after giving effect to the exercise of such Top-Up Option).  The Top-Up Option may be exercised by Purchaser in whole or in part, but will not be exercisable (i) to the extent the number of shares issuable upon exercise of the Top-Up Option would exceed the number of authorized and unissued Shares (giving effect to Shares that are then reserved for issuance under any then-outstanding stock options of Vital Images, as if such Shares were outstanding), (ii) if any provision of any applicable law, temporary restraining order, preliminary or permanent injunction or other judgment or order issued by a court of competent jurisdiction or other governmental authority of competent jurisdiction, prohibits such exercise of the Top-Up Option or the delivery of such Shares, and (iii) unless upon exercise of the Top-Up Option and delivery of such Shares, the aggregate number of Shares owned by Purchaser, TMSC and its wholly-owned subsidiaries constitutes at least one share more than 90% of the number of the outstanding Shares, on a non-fully diluted basis. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser and Vital Images to effect a short-form merger pursuant to applicable Minnesota law as described below.  See Section 13 “The Transaction Documents—The Merger Agreement—Top-Up Option” of the Offer to Purchase.

Purchaser may exercise the Top-Up Option at any time at or after the date that Purchaser accepts Shares for payment pursuant to the Offer (the “Acceptance Time”) and prior to the Merger Effective Time.  Upon exercise of the Top-Up Option, TMCS, Purchaser and Vital Images have agreed to cause the consummation of the Merger to occur as promptly as practicable following the issuance of the Top-Up Option Shares.

The purchase price for the Shares that would be issued to Purchaser if Purchaser exercises the Top-Up Option is the number of Top-Up Option Shares issued multiplied by the Offer Price per Share.  If Purchaser exercises the Top-Up Option, Purchaser would pay Vital Images the Purchase Price for the Top-Up Option, either (i) entirely in cash or (ii) by paying in cash, an amount not less than the aggregate par value of such Top-Up Option Shares and by delivering Purchaser’s unsecured, non-negotiable, non-transferable promissory note in the principal amount of the balance of such purchase price.

Section 302A.621 of the MBCA provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the shareholders of such other corporation.  Upon the terms and subject to the conditions of the Merger Agreement, assuming that the Minimum Tender Condition and the other conditions to the Offer are satisfied, or, to the extent permitted, waived by Purchaser or TMSC, in the event that Purchaser acquires at least 90% of the then-outstanding Shares pursuant to the Offer, the Top-Up Option or otherwise, TMSC, Purchaser and Vital Images have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after the Acceptance Time. See

Section 13 “The Transaction Documents—The Merger Agreement” of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and, promptly after the expiration of the Offer, pay for all Shares validly tendered and not properly withdrawn prior to 12:00 midnight, New York City time, on Wednesday, June 8, 2011, or, subject to the terms of the Merger Agreement, any later time and date to which Purchaser extends the period of time during which the Offer is open (the “Expiration Date”).

Under the Merger Agreement, unless the Merger Agreement has been terminated in accordance with its terms: (I) if on any then-scheduled Expiration Date, any condition to the Offer has not been satisfied or, to the extent permitted, waived, Purchaser (or TMSC on its behalf) may, in its sole discretion, extend the Offer on one or more occasions, in consecutive increments of up to 10 business days each, up to and including the outside date agreed by the parties in the Merger Agreement, which is currently September 24, 2011 (such date, as may be amended by the parties, the “Outside Date”), the length of each such period to be determined by Purchaser (or by TMSC on its behalf) in its sole discretion, until the Expiration Date on which all of the conditions to the Offer have been satisfied or, to the extent permitted, waived; (II) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the NASDAQ Stock Market LLC (“NASDAQ”) applicable to the Offer; (III) if on any then-scheduled Expiration Date, (i) any applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder, and any approvals or clearances applicable to the Offer or the consummation of the Merger under other foreign merger notification or antitrust laws applicable to the Offer or the consummation of the Merger have not expired, or been terminated or obtained, (ii) if, following any discussions between TMSC and the Committee on Foreign Investment in the United States (“CFIUS”) staff regarding the transactions contemplated under the Merger Agreement, TMSC has determined that it is desirable for the parties to file a notice pursuant to Section 721 of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 (the “Exon-Florio Amendment”), any review by CFIUS under the Exon-Florio Amendment has not been concluded, the President of the United States of America has taken any action to block or prevent the consummation of the transactions contemplated by the Merger Agreement or, any requirements or conditions to mitigate any national security concerns have been imposed, (iii) there has been instituted or is pending any action by any governmental authority of competent jurisdiction that seeks, directly or indirectly, to (a) make illegal, prohibit, materially delay or otherwise restrain the making of the Offer, the consummation of the Offer or the Merger or the performance of the Merger Agreement, (b) impose material damages, costs or expenses on Vital Images or TMSC or their affiliates as a result of the transactions contemplated under the Merger Agreement, or (c) impose a “Substantial Detriment” (as defined in the Merger Agreement), or (iv) any governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any judgment (preliminary or permanent) or law which has resulted in, or is reasonably likely to result in any of the consequences referred to in clause (iii), then, at the request of Vital Images, Purchaser (or TMSC on its behalf) will extend the Offer for successive extension periods of up to 10 business days each, up to and including the Outside Date, the length of each such period to be determined by Purchaser (or by TMSC on its behalf) in its sole discretion, unless TMSC determines in good faith (after consultation with, and giving due consideration to the reasonable views of, Vital Images) that any such condition is not reasonably likely to be satisfied or no longer to be continuing (as the case may be) on or prior to the Outside Date; (IV) if on any then-scheduled Expiration Date, (i) any of the conditions to the Offer described in the following clauses (a), (b) and (c) shall have occurred and be continuing: (a) (i) certain of Vital Images’ representations and warranties in the Merger Agreement shall not be true and correct in all material respects; or (ii) the other Vital Images’ representations and warranties in the Merger Agreement shall not be true and correct as of the Acceptance Time or as of the specific date to which the representation or warranty relates, in each case, except where the failure of such representations or warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Vital Images; (b) Vital Images shall have failed to perform in any material respect any covenant or obligation required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time, or (c) TMSC and Purchaser shall not have received a certificate executed by Vital Images’ Chief Executive Officer and Chief Financial Officer certifying to certain matters, then, at the request of Vital Images, Purchaser (or TMSC on its behalf) will extend the Offer for successive extension periods of up to 10 business days each, up to and including the Outside Date, the length of each such period to be determined by Purchaser (or TMSC on its behalf) in its sole discretion; and (V) if on any then-scheduled Expiration Date, all of the conditions to the Offer (other than the Minimum Tender Condition) have been satisfied or, to the extent permitted, waived but the Minimum Tender Condition has not been satisfied as of such date, then, at the request of Vital Images, Purchaser (or TMSC on its behalf) will extend the Offer for one or more extension periods of at least 5 business days each (not to exceed 20 business days in the aggregate for all such periods), up to and including the Outside Date, the length of each such period to be determined by Vital Images in its sole discretion.

The Merger Agreement provides that in no event may the Offer be extended beyond the Outside Date. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to Vital Images’ shareholders’ right to withdraw such Shares.

Any extension, termination, waiver or amendment of the Offer will be followed, as promptly as practicable, by a public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday, or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the satisfaction or, to the extent permitted, waiver, of all the conditions to the Offer and the acceptance for payment of all the Shares validly tendered and not properly withdrawn on or prior to the Expiration Date, Purchaser expressly reserves the right to provide, in its sole discretion, a subsequent offering period (a “Subsequent Offering Period”). If provided, a Subsequent Offering Period will be an additional period of time, following the Acceptance Time, during which shareholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available, (a) it will remain open for such period or periods as Purchaser will specify of at least 3 business days, (b) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (c) Purchaser will immediately accept and promptly pay for Shares as they are tendered and (d) the price per Share will be the same as the Offer Price. Purchaser may extend any initial Subsequent Offering Period by any period or periods.  Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period.  A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed on the Expiration Date. Purchaser has not at this time made a decision about whether to provide or not to provide a Subsequent Offering Period. If Purchaser elects to provide or extend a Subsequent Offering Period, Purchaser will make a public announcement of such Subsequent Offering Period or the extension of the Subsequent Offering Period no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period, respectively.

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to the Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of its acceptance to the Depositary.  Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as the tendering shareholders’ agent for the purpose of receiving payments from Purchaser and transmitting such payments, less any required withholding taxes, to such shareholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (defined in the Offer to Purchase) in connection with a book-entry delivery of Shares and (iii) any other documents required by the Letter of Transmittal.  For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 “Procedure for Tendering Shares” of the Offer to Purchase.  Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times.

Except as otherwise provided in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. You may withdraw Shares that you have previously tendered in the Offer at any time prior to the Expiration Date and, if not previously accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after Saturday, July 9, 2011.  In the event Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment prior to the commencement of such Subsequent Offering Period. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date (or during the Subsequent Offering Period, if any) by again following any of the procedures described in the Offer to Purchase.

In general, your exchange of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger in light of your particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Vital Images has provided Purchaser with lists (and, if available, computer files) of its shareholders, non-objecting beneficial owners, mailing labels, containing the names and addresses of all record holders of Shares and lists of securities positions in Shares held in stock depositories, in each case as of the most recent practicable date, for the purpose of disseminating the Offer to holders of Shares.  Purchaser will send the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither TMSC, Toshiba nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Dealer Manager, the Information Agent and the Depositary, the fees and commissions of which will be paid by TMSC) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:

Morgan Stanley & Co. Incorporated

1585 Broadway
New York, NY 10036
Toll-Free: (855) 383-2921

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016
Stockholders and All Others, Please Call:

Toll-Free (800) 322-2885

Collect: (212) 929-5500

tenderoffer@mackenziepartners.com

May 11, 2011